SEI Investments Distribution Co.
Computation for Reserve Requirements Under 15c3-3
December 31, 2023

(in thousands of dollars)

Credit balances

Free credit balances and other credit balances in customer's security account Rule 15c3-3)	$	6
Monies borrowed collateralized by securities carried for the account of customers		—
Monies payable against customer's securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		—
Other (list)		—
Total credits	$	6

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Other (list)		—
Aggregate debit items		—
Less: 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		—
Total 15c3-3 debits		—
Excess of debits over total credits		—
Excess of total credits over total debits		6
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period	$	51

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.